FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                         For the month of October, 2005


                                  UNILEVER N.V.
                 (Translation of registrant's name into English)

      WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: October 11, 2005

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                          EXHIBIT INDEX
                          -------------

EXHIBIT NUMBER            EXHIBIT DESCRIPTION

99 Notice to London Stock Exchange dated October 11, 2005 Transaction in Own Shares


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Exhibit 99




Unilever NV and Unilever PLC

11 October 2005


Unilever NV and Unilever PLC - Transactions in Own Shares

Unilever NV announces that on 10 October 2005, it purchased 90,927 Unilever NV ordinary shares (in the form of depositary receipts thereof) at prices between EUR58.30 and EUR58.65 per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever NV together with subsidiary companies, holds 20,223,909 Unilever NV ordinary shares in treasury, and has 551,351,991 Unilever NV ordinary shares in issue (excluding treasury shares).

Unilever PLC announces that on 10 October 2005, it purchased 408,520 Unilever PLC ordinary shares at prices between 580.00 pence and 583.00 pence per share. The purchased shares will be held as treasury shares.

Following the above purchase, Unilever PLC holds 2,463,677 Unilever PLC ordinary shares in treasury, and has 2,908,994,903 Unilever PLC ordinary shares in issue (excluding treasury shares).

Contact:

Unilever NV: Tanno Massar, Press Office, Rotterdam (Tel. +31 10 2174844)

Unilever PLC: Alison Dillon, Corporate Secretaries, London (Tel. +44 207 822
5746)